

WHAT IS MAINVEST?

Rather than paying interest to Wall Street, businesses use Mainvest to raise capital from local investors so they can provide their community with returns instead. Invest in Main Street with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share

Map data ©2021
Roundhead Brewing Company

Brewery

Powerhouse at 1 Westinghouse Plaza
Hyde Park, MA 02136
Get directions
Coming Soon
View Website
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Roundhead Brewing Company is seeking investment to open a location in Hyde Park, MA.
First LocationLease Secured
OUR MISSION

Roundhead Brewing Company is a locally owned brewery in Hyde Park, MA. Great beer is the starting point for our mission: Bringing people together in our neighborhood taproom.

Hyde Park is a diverse community, and we could think of no better place for New England's first Latino-owned brewery.
We believe in community connections, because that's what we're all about. This is also how we started. Luis Espinoza and Craig Panzer met through their kids' JP Youth soccer games. Soon after, we decided to partner on plans to open a five-barrel brewery and taproom business.
Our taproom will feature small-batch brews — always fresh, and always exciting. Plus, a pizza kitchen with a wood-fired oven. INTENDED USE OF FUNDS

Where oil once burned to feed factory buildings, we're filling the Powerhouse at Westinghouse Plaza with energy once again – the people-powered kind. Support the build-out of the brewery taproom with your investment!

Your contribution will support the buildout of our taproom and pizza kitchen.
The Espinoza and Panzer families are each contributing $75k to buildout.
The Boston Impact Initiative in partnership with RSF Finance is providing a five-year loan of $150k for the purchase of equipment from a NH brewhouse supply company.
TIMELINE
PRESENTATION ON ROUNDHEAD BREWING
PRESS
Readville could get its first microbrewery - and food trucks

A Jamaica Plain chef and his business partner hope to open a family-centered microbrewery in the Westinghouse Plaza complex this June. Read more.

THE TEAM
Luis Espinoza
Founder, Head Brewer

I am a professional chef that began to develop my passion for brewing over ten years ago in Boston. I launched Roundhead Brewing Company in 2017, devoting my time to create the brand and signature recipes for a unique, artisan-style craft beer.

D'Lucio was my family's bakery in Peru. We had a production center and three locations where we sold our products. Making bread is not that different from brewing beer. When I explained the brewing process to my dad, he told me, "Ahora haces pan liquido." Now, you make liquid bread.

A family business is a place where you connect with the community. The best part: Seeing the satisfaction of customers, and the relationships that we make — it's like a family bond.

En Español

Soy chef de profesión que empezó a desarrollar pasión por hacer cerveza artesanal hace más de 10 años en el sótano de la casa en Boston.

Yo lancé Roundhead Brewing Company en el 2017, dedicando mi tiempo a crear la marca y las recetas exclusivas para la cerveza de estilo artesanal único.

D'Lucio fue un negocio familiar de panadería en Perú. Tuvimos un centro de producción y tres ubicaciones donde vendiamos nuestros productos. No hay mucha diferencia entre la elaboración de pan y la elaboración de cerveza. Cuando explique el proceso a mi Papá, me dijo:

"Ah, ahora haces Pan Líquido".

Un negocio de panadería familiar como esta, es un lugar donde se conecta con la comunidad. La mejor parte es: ver la satisfacción de los clientes y las relaciones que se establecen son como vínculos familiares.

Craig Panzer
Founder, COO

Out of college, I went straight to work for a craft brewery. Otter Creek and Wolaver's Organic Ales. There, new friends taught me about marketing and selling beer across seventeen states. One thing I learned at Otter Creek: I do not want to sell beer across seventeen states.

Enough with shipping water across the country (and the world). Beer is 90-95% water, after all. Instead, let's do it all right here: Source water from the Quabbin, hire from Hyde Park, pay a fair wage, buy from local farmers, and make the best beer possible.

I could not, would not open a brewery if not for Luis Espinoza. The guy is an amazing chef, caring father, and his love for brewing is contagious.

En Epsañol

Al salir de la universidad, fui directamente a trabajar para una cervecería Artesanal. Otter Creek y las cervezas orgánicas de Wolaver. Allí, nuevos amigos me enseñaron sobre marketing y venta de cerveza en 17 estados. Una de las cosas que aprendí de Otter Creek es que no quiero vender cerveza en 17 estados.

Basta de transportar agua a todo el país

(y al mundo). Después de todo la cerveza está compuesta 90-95 % de agua. Por lo contrario, hagamos las cosas mejor, Usaremos agua de Quabbin, emplearemos personal de Hyde Park, pagaremos un salario justo, compraremos a agricultores locales y haremos la mejor cerveza posible.

No podría haber hecho posible abrir una cervecería si no fuera por Luis Espinoza. Es un chef increíble, un padre cariñoso y su amor por la cerveza es contagioso.

En Español

El lanzamiento - Roundhead Compañía de Cerveza, está buscando inversionistas para la apertura de su cervecería en Hyde Park, MA.

NUESTRA MISION

La compañía de Cerveza Roundhead, es una cervecería con propietarios locales en Hyde Park, MA. Una buena cerveza es el punto de partida de un misión como: "Cerveza Que Reúne" Reunir a toda la gente de nuestro vecindario en nuestra cervecería.

Hyde Park es una comunidad muy diversa y no podríamos pensar en un lugar mejor para la primera cervecería de propiedad latina en Nueva Inglaterra.
Nosotros creemos en las conexiones con la comunidad porque de esto se trata. Y es así como nosotros empezamos. Luis Espinoza y Craig Panzer se conocieron a través de los partidos de fútbol (soccer) que sus hijos asisten en la comunidad de Jamaica Plain donde ellos viven. Poco después, decidimos asociarse en planes para abrir una cervecería de cinco barriles y una taberna como negocio.
Nuestra cervecería contará con lotes pequeños de cerveza, siempre fresca y emocionante por las variedades, para complementar contaremos con una pizzería de horno a leña.
USO PREVIOUS DE LOS FONDOS

Donde antes se quemaba combustible para alimentar los edificios de las fábricas, Es ahí donde estamos volviendo a llenar esa energía con personas en el Powerhouse del Westinghouse Plaza. ¡Apoye la construcción de nuestra cervecería con su inversión!

Su contribución apoyará la construcción de nuestra cervecería y cocina pizzeria.
Las familias de Espinoza y Panzer están contribuyendo cada uno con $75 mil para la construcción
Boston Impact initiative en sociedad con Roundhead Brewing Co. está contribuyendo con $150mil en préstamos por 5 años, para la compra de equipos cerveceros de la compañía Brewhouse supplies.
10/22/20
Dia de Incorporación
12/28/21
Firma del contrato de arrendamiento

Contrato por 3000 pies cuadrados en el Powerhouse (1 Westinghouse Plaza #10, Hyde Park, MA, 02136)

1/22/21
Aseguramos la licencia Federal Cervecera
3/22/21
Inicio de la construcción
3/28/2021
Aseguramos la Licencia Estatal
8/27/21
Apertura de la cervecería y el restaurante.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $42,000
Space Build-Out $42,000
Furniture $10,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $369,940 $394,134 $453,654 $520,800 $600,408
Cost of Goods Sold $114,855 $124,919 $143,337 $161,691 $188,415
Gross Profit $255,085 $269,215 $310,317 $359,109 $411,993

EXPENSES

Rent $48,000 $48,000 $48,000 $48,000 $48,000
Utilities $20,004 $21,000 $22,500 $23,153 $24,310
Salaries $75,000 $79,904 $115,000 $122,000 $130,000
Insurance $7,000 $7,175 $7,354 $7,537 $7,725
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Credit Card Processing $9,996 $10,245 $10,501 $10,763 $11,032
Marketing $3,996 $4,095 $4,197 $4,301 $4,408
Loan Repayment $20,004 $20,004 $20,004 $20,004 $20,004
Depreciation $23,800 $23,800 $23,800 $23,800 $23,800
Sales and Meals Tax $16,361 $17,603 $20,311 $23,357 $27,081
Operating Profit $24,924 $31,239 $32,347 $69,734 $109,012
This information is provided by Roundhead Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2021 Balance Sheet
Investment Round Status

$100,000

TARGET

$107,000

MAXIMUM

This investment round closes on May 26, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Roundhead Brewing, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.25×
Business's Revenue Share 3%-3.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No operating history

Roundhead Brewing Company was established in October 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 3/15/2021, Roundhead Brewing Company has debt of $150,000 outstanding and a cash balance of $300,000. This debt is sourced solely from Boston Impact Initiative and RSF Social Finance and will be senior to any investment raised on Mainvest.

Financial liquidity

Roundhead Brewing Company has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Roundhead Brewing Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Roundhead Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Roundhead Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Roundhead Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Roundhead Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Roundhead Brewing Company's management or vote on and/or influence any managerial decisions regarding Roundhead Brewing Company. Furthermore, if the founders or other key personnel of Roundhead Brewing Company were to leave Roundhead Brewing Company or become unable to work, Roundhead Brewing Company (and your investment) could suffer substantially.

Limited Services

Roundhead Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Roundhead Brewing Company is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Roundhead Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Roundhead Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Roundhead Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Roundhead Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Roundhead Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Roundhead Brewing Company's financial performance or ability to continue to operate. In the event Roundhead Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Roundhead Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Roundhead Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Roundhead Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Roundhead Brewing Company will carry some insurance, Roundhead Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Roundhead Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Roundhead Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Roundhead Brewing Company's management will coincide: you both want Roundhead Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Roundhead Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Roundhead Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Roundhead Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Roundhead Brewing Company or management), which is responsible for monitoring Roundhead Brewing Company's compliance with the law. Roundhead Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Roundhead Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Roundhead Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Roundhead Brewing Company, and the revenue of Roundhead Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Roundhead Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Roundhead Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Roundhead Brewing Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy